EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Three Months Ended
	March 31
	2007	2006
FIXED CHARGES
Interest expense	$49.1	$34.6
Facility and equipment rental	.5	.5

TOTAL FIXED CHARGES	$49.6	$35.1

EARNINGS
Income before taxes	$33.1	$32.1
Depreciation	22.0	19.0
	55.1	51.1

Fixed charges	49.6	35.1

EARNINGS AS DEFINED	$104.7	$86.2

RATIO OF EARNINGS TO FIXED CHARGES	2.11X	2.46X